Exhibit 12.1

BLACK HILLS CORPORATION

Computation of Ratios of Earnings to Fixed Charges and Earnings to

Fixed Charges and Preferred Stock Dividends

	Historical							Pro-Forma
	Year ended December 31,					Three months ended March 31,		Year ended December 31	Three months ended March 31
	1998	1999	2000	2001	2002	2003	2002	2002	2003
RATIO OF EARNINGS TO FIXED CHARGES:
EARNINGS:
Pretax income from continuting operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees:
Income before minority interest, income taxes, discontinued operations and change in accounting principle	37,449	52,022	94,427	141,920	96,017	25,499	25,085	86,088	22,909
Less: Equity in earnings of unconsolidated subs	—	—	(20,149)	(14,776)	(4,588)	(456)	(1,162)	(4,588)	(456)

Total	37,449	52,022	74,278	127,144	91,429	25,043	23,923	81,500	22,453
Fixed Charges
Interest Expensed	14,707	15,054	29,924	38,860	38,025	12,423	8,804	47,954	15,013
Capitalized Interest	—	1,109	1,246	6,848	10,530	190	2,308	10,530	190
Amortization of debt issuance costs	216	172	212	619	3,209	1,659	817	3,404	1,708
Estimate of interest within rental expense	49	68	191	1,517	422	455	78	422	455

Total fixed charges	14,972	16,403	31,573	47,844	52,186	14,727	12,007	62,310	17,366
Amortization of capitalized interest	—	—	4	133	695	192	38	695	192
Distributed income of equity investees	—	—	13,838	6,328	2,737	120	—	2,737	120
Interest Capitalized	—	(1,109)	(1,246)	(6,848)	(10,530)	(190)	(2,308)	(10,530)	(190)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	(11,083)	(2,231)	(1,239)	—	(512)	(1,239)	—

Total earnings	52,421	67,316	107,364	172,370	135,278	39,892	33,148	135,473	39,941

Total fixed charges	14,972	16,403	31,573	47,844	52,186	14,727	12,007	62,310	17,366

Ratio of Earnings to Fixed Charges	3.50	4.10	3.40	3.60	2.59	2.71	2.76	2.17	2.30

Preference Security Dividend adjusted for pretax earnings required to service preferred dividend	—	—	120	811	343	88	86	343	88

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.50	4.10	3.39	3.54	2.58	2.69	2.74	2.16	2.29